EXHIBIT 99.1


     LIN SHAREHOLDERS APPROVE AT&T WIRELESS SERVICES MERGER;
           CLOSING OF TRANSACTION EXPECTED LATER TODAY



FOR RELEASE: TUESDAY, OCTOBER 3, 1995

     Parsippany, N.J. - LIN Broadcasting shareholders voted to approve the merger with AT&T Wireless Services (formerly McCaw
Cellular Communications) at the annual shareholder meeting held here today.

     LIN and AT&T Wireless Services said they expect to close the merger later today by filing a certificate of merger with the State of Delaware. Within two days of the closing, Chemical Mellon Shareholder Services, the paying agent for the merger, will send letters of transmittal to LIN shareholders of record explaining the process by which LIN shares will be exchanged for cash.

     LIN shareholders will receive approximately $129.90 in cash for each LIN share. The total value of the merger is approximately $3.3 billion.

     AT&T Wireless Services already owns a 52 percent interest in LIN which has ownership positions in the strategically important cellular markets of New York, Los Angeles, Dallas and Houston. Under a 1989 agreement between McCaw and LIN, McCaw had to either offer to buy the remaining 48 percent of LIN or put the entire company up for sale. In April, AT&T Wireless Services announced its intention to purchase the remainder of LIN.

     "We've made tremendous progress together already," said Steven W. Hooper, president and chief executive officer of AT&T Wireless Services. "But this investment further strengthens our position as the world's leader in wireless communications. The potential for new services and growth in enormous."


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